SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 1; Final)

                       Ames Department Stores, Inc.
                             (Name of Issuer)

                        Common Stock, $.01 par value
                      (Title of Class of Securities)


                                 030789 2 200
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
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                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                              June 22, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: /_/

Check the following box if a fee is being paid with this statement: / /



                            Page 1 of 10 pages
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                               SCHEDULE 13D

CUSIP No.  030789 2 200                        Page 2 of 10 Pages
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN & CO., L.P.                        13-3321472

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /_/

                                                 (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS

           WC


5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                      7)  SOLE VOTING POWER
                          Not Applicable
         NUMBER
         OF           8)  SHARED VOTING POWER
         SHARES           474,649 (See Item 5)
         BENEFICIALLY
         OWNED BY     9)  SOLE DISPOSITIVE POWER
         EACH             Not Applicable
         REPORTING
         PERSON      10)  SHARED DISPOSITIVE POWER
         WITH             474,649 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         474,649 (See Item 5)


12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.4% (See Item 5)

14)      TYPE OF REPORTING PERSON
                PN

PAGE
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                               SCHEDULE 13D
CUSIP No.  030789 2 200                        Page 3 of 10 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  /_/

                                                 (b)  SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

            WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          BRITISH VIRGIN ISLANDS

                    7)   SOLE VOTING POWER
                         Not Applicable
     NUMBER

     OF             8)   SHARED VOTING POWER
     SHARES              181,078 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)   SOLE DISPOSITIVE POWER
     EACH                Not Applicable
     REPORTING
     PERSON         10)  SHARED DISPOSITIVE POWER
     WITH                181,078 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     181,078 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
           PN

PAGE
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                               SCHEDULE 13D
CUSIP No.  030789 2 200                        Page 4 of 10 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN PARTNERS, L.P.            13-3544838

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)   /__/

                                                 (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                   7)   SOLE VOTING POWER
                        Not Applicable
     NUMBER

     OF            8)   SHARED VOTING POWER
     SHARES             474,649 (See Item 5)
     BENEFICIALLY

     OWNED BY      9)   SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON       10)   SHARED DISPOSITIVE POWER
     WITH               474,649 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     474,649 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.4% (See Item 5)

14)  TYPE OF REPORTING PERSON
                PN

PAGE
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                               SCHEDULE 13D
CUSIP No.  030789 2 200                        Page 5 of 10 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DICKSTEIN PARTNERS INC.             13-3537972



2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)   /__/

                                                 (b)  SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

           AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                    /__/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                 7)   SOLE VOTING POWER
                      Not Applicable
    NUMBER

    OF           8)   SHARED VOTING POWER
    SHARES            655,727 (See Item 5)
    BENEFICIALLY
    OWNED BY     9)   SOLE DISPOSITIVE POWER
    EACH              Not Applicable
    REPORTING
    PERSON      10)   SHARED DISPOSITIVE POWER
    WITH              655,727 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    655,727 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                 /__/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.3% (See Item 5)

14) TYPE OF REPORTING PERSON
            CO

PAGE
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                               SCHEDULE 13D
CUSIP No.  030789 2 200                        Page 6 of 10 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) /__/

                                                 (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS
          PF, AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7)   SOLE VOTING POWER
                         -0- (See Item 5)
     NUMBER

     OF             8)   SHARED VOTING POWER
     SHARES              655,727 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)   SOLE DISPOSITIVE POWER
     EACH                -0- (See Item 5)
     REPORTING
     PERSON        10)   SHARED DISPOSITIVE POWER
     WITH                655,727 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     655,727 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                  /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.3% (See Item 5)

14)  TYPE OF REPORTING PERSON
            IN

PAGE
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                    SCHEDULE 13D - AMENDMENT NO 1; FINAL

         This Statement amends the Schedule 13D, dated August 23, 1994 (the "Schedule 13D"), filed by, Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein International Limited ("Dickstein International") Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock") of Ames Department Stores, Inc., a Delaware corporation ("Ames"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the
Schedule 13D.

     I.    Item 3 of the Schedule 13D, Source and Amount of
           Funds and other Consideration is hereby amended by adding the following paragraph:

           "Since August 23, 1994 (the date the Reporting Persons filed the Schedule 13D) and without giving effect to the transaction described on Schedule II hereto, the Reporting Persons in the Aggregate acquired an additional 150,000 shares of Common Stock in the open market. Dickstein & Co. acquired 101,000 of such shares at a total cost of $277,825; and Dickstein International acquired 49,000 of such shares at a total cost of $128,575. Such amounts were funded out of each entity's working capital, which may include margin loans made by brokerage firms in the ordinary course of business."

     II.     Items 5(a), 5(c) and 5(e) of the Schedule 13D,
"Interest in Securities of the Issuer," are amended as follows:

          "(a) The Reporting Persons beneficially own an aggregate of 655,727 shares of Common Stock, representing approximately 3.3% of the shares of Common Stock as of such date.1/ Dickstein & Co. beneficially owns 474,649 of such shares of Common Stock (approximately 2.4% of the shares outstanding); and Dickstein International beneficially owns 181,078 of such shares of Common Stock (approximately 0.9% of the shares outstanding).

          The following other persons identified in response to
Item 2 own shares of Common Stock: David Brail owns beneficially 40,000 shares of Common Stock, Mark Kaufman beneficially owns 4,000 shares of Common Stock (in each case less than 1.0% of the shares outstanding).

_____________
1/ Based on 20,127,269 shares of Common Stock reported to be outstanding on May 25, 1995 as set forth in the Company's
      Quarterly Report on Form 10-Q for the quarter ended April
      29, 1995.

                                 7
PAGE
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          (c)  Except as set forth on Schedule II annexed hereto,
none of the persons identified in Item 2 has acquired or sold any of the Company's securities during the past 60 days. Unless otherwise indicated, all such transactions were conducted in the open market.

          (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on June 22, 1995. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Exchange Act, and the Reporting Persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth herein which may occur after the date hereof".





                                 8

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                                 SIGNATURE

                After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 26, 1995

                              DICKSTEIN & CO., L.P.

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P., the general partner
                              of Dickstein & Co., L.P.

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN INTERNATIONAL LIMITED

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              agent of Dickstein International
                              Limited

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN PARTNERS, L.P.

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P.

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN PARTNERS INC.

                              By:  Alan Cooper, as Vice President

                              /s/ Alan Cooper
                              Name:  Alan Cooper

                              /s/ Mark Dickstein
                              Mark Dickstein

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                    TRANSACTIONS IN COMMON
           STOCK OF AMES DEPARTMENT STORES, INC.


Shares Sold by Dickstein & Co., L.P.*

           Number of
            Shares      Price per                        Total
Date        Sold           share       Commission      Proceeds

6/20/95     25,000        2.00          25.00          49,975.00
6/21/95     52,500        2.00          25.00         104,975.00
6/22/95    357,000        2.00          50.00         713,950.00
6/23/95    175,000        2.44          25.00         426,537.50


Shares Sold by Dickstein International Limited*

           Number of
            Shares      Price per                         Total
Date         Sold         share       Commission         Proceeds

6/20/95     25,000        2.00           25.00          49,975.00
6/21/95     22,500        2.00           25.00          44,975.00
6/22/95    158,000        2.00           25.00         315,975.00
6/23/95     75,000        2.44           25.00         182,787.50


Shares Sold by Mark Dickstein

           Number of
            Shares      Price per                         Total
Date         Sold         share       Commission         Proceeds

6/23/95     50,000        2.44           25.00         121,850.00



________________

      Dickstein & Co., L.P. received an aggregate of 9,329 shares of Common Stock on May 19, 1995 as a distribution pursuant to the POR and Dickstein & Co., L.P. and Dickstein International Limited expect to receive additional shares pursuant thereto although the amount and timing of the receipt of such shares is uncertain
      (See item 3).

                                 10

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